Exhibit 99.1

Arqit Quantum Inc.
Announces Financial Results for First Half of Fiscal Year 2025

London, UK – 22 May 2025

Arqit Quantum Inc. (Nasdaq: ARQQ) (“Arqit” or the “Company”), a global leader in quantum-safe encryption, announces financial results for the first half of fiscal year 2025.

●Consistent with management’s preliminary assessment of the expected range of revenue which was announced 4 April 2025, reported revenue for the first half period ended 31 March 2025 was $67,000.
●As previously announced, Arqit was awarded a multi-year enterprise license contract in the EMEA region for a government end user, which was signed prior to the end of the 2024 fiscal year. Revenue generation was expected to commence early in the first half of fiscal year 2025. However, due to end customer delay, revenue generation did not commence until late March, adversely affecting revenue for the period. The original terms of the contract remain in effect and represent a multi-year enterprise license that is expected to result in seven figures in annual recurring revenue in total.
●Revenue for the first half of fiscal year 2025 was generated from 6 contracts. Two of the contracts which generated revenue during the period are multi-year contracts representing annually recurring revenue. Both contracts only commenced revenue generation immediately before the end of the fiscal period. Generally, Arqit’s go-to-market strategy is to sell software licenses to leading network operators, technology vendors and system integrators which in turn are sold to their end customers. Such a strategy is commonly called a B-2-B-2-B business model. Arqit’s initial license sale is for a defined use of its Arqit SKA-PlatformTM (symmetric key agreement encryption solution). Arqit expects initial licenses to grow as licensees successfully sell quantum-safe cybersecurity solutions enabled by Arqit to their end customers.
●During the first half of fiscal year 2025, Arqit engaged in or completed demonstration and test activity with 6 telecom network operators and 17 other commercial enterprises and government related parties. Such activity is the initial step in the process toward potential licensing of the Arqit SKA- PlatformTM solution.
●For the six months ended 31 March 2025, Arqit’s operating costs averaged $2.4 million per month.
●The Company ended the period with cash and cash equivalents of $24.8 million as of 31 March 2025.

Recent Important Developments

At the end of or shortly after the first half of the 2025 fiscal period, important developments occurred which merit highlighting.

●On 28 March, Arqit signed a contract associated with Arqit’s symmetric key agreement software embedded into a solution sold to the U.S. Department of Defense (DoD) for a funded program of record. The solution is in partnership with a large IT vendor to the DoD and was sold through one of Arqit’s established government sales channels. More details regarding the contract will be forthcoming. This is an important milestone for the Company as the contract represents Arqit’s first win with the DoD. The U.S. Department of Defense represents a significant market opportunity for Arqit. The Company believes that being compliant with the U.S. National Security Agency’s (NSA) Commercial Solutions for Classified (CSfC) program and now on a DoD program of record is validating as Arqit pursues additional opportunities in this critical target market.
●On 31 March, the Company signed a contract to integrate Arqit’s cryptographic technology into the enterprise and government security solutions of a large IT solutions provider. Arqit’s partner will create a sovereign capability securing edge, remote and deployed communications in mission-critical environments. Through our partner, Arqit sees opportunities for penetrating multiple vertical markets and geographies, particularly European government and defence markets.

●Arqit announced on 8 April that it had signed shortly before the close of the fiscal period a three year contract with a Tier 1 network operator that operates in 32 countries, providing secure digital infrastructure, with a fibre backbone spanning over 600,000 kilometres. The Company’s quantum-safe Arqit NetworkSecure™ technology will be deployed as part of the telecom network operator’s Network-as-a-Service (NaaS) suite which is now available for order by enterprises and governments. The network operator is already engaged with three significant end customers for the service.

The contract validates Arqit’s focus on the telecom networking sector as a key vertical market. It also provides a blueprint for the 10 telecom network operators with whom Arqit has been or is engaged in demonstration and test activity over the past twelve months. While it took approximately 12 months from initial engagement to commercialization of this contact, Arqit expects subsequent timelines with prospective telecom network operators to compress as a result of the experience.

●On 28 April, Arqit announced that the benefits of its quantum-safe Arqit NetworkSecureTM technology has been delivered to secure confidential computing. In collaboration with Intel, Arqit NetworkSecureTM running inside a Trusted Domain enclave created by Intel TDX brings the benefits of quantum-safe symmetric key security to sensitive workloads at the chip level. For more information regarding Arqit NetworkSecureTM running inside a Trusted Domain created by Intel TDX please visit the following link: https://arqit.uk/resources/press-release/arqit-delivers-quantum-safe-protection-enhanced-by-confidential-computing

Symmetric key cryptography securing data within the enclave at the chip level allows quantum-safe security between Intel TDXs. The architecture provides advanced data sovereignty by design. This collaboration opens a new opportunity for Arqit securing confidential computing which is a significant market. Applications include:

-	Enterprise Edge & AI Workloads
-	Network Security for Telcos
-	Virtual Hardware Security Modules (HSMs) for Critical Infrastructure
-	Secure Collaboration Across Domains
●In collaboration with Equus Compute Solutions and Intel, on 29 April Arqit announced the world’s first quantum-safe CSfC-Compliant MACP Architecture for Classified Mobile Communications secured by symmetric key agreement. The companies have worked together to successfully develop, demonstrate and validate a Mobile Access Capability Package (MACP) architecture that is compliant with the NSA’s Commercial Solutions for Classified program and resistant to threats from Quantum computing. This innovation introduces a quantum-secure, nested IPsec tunnelling configuration using Arqit SKA-PlatformTM, strongSwan VPN, and the Intel NetSec Accelerator Reference Design with Intel Xeon D processor and Intel Ethernet Controller E810.

The announced collaboration further demonstrates Arqit’s leadership in developing quantum-safe mobile solutions, building upon Arqit’s other announced innovations in secure mobile communications, including Private 5G. Arqit’s leadership in mobile communications security innovation has been recognized with industry awards. The collaboration highlights Arqit’s compliance with the NSA’s CSfC security standards which is essential to address the U.S. National Security and Defence markets.

●The recent announced collaborations with Intel, plus a previously announced collaboration regarding quantum-safe throughput on 4th Gen Intel® Xeon® Scalable processor-based servers, result in joint efforts across secure mobile communications, confidential computing and server technology. Arqit is working jointly on further development of these integrated technologies and go-to-market strategies.
●The Board of Directors approved the following changes to the composition of the board, which were effective as of 20 May: Nick Pointon stepped down from the board but will continue in his role as Chief Financial Officer, Chief Executive Officer Andy Leaver was appointed to the board as a director, and existing director Garth Ritchie was appointed as Chairman of the Board.
●As of 22 May, Arqit has signed license contracts for its Arqit SKA-PlatformTM across several of its targeted vertical markets, specifically telecom networks, governments and defence organizations. These markets are key near and medium term opportunities for the Company. The Company has visibility of additional contract opportunities that have or are moving through the demonstration and test cycle. Arqit’s contract base includes customers in the United States, Europe and the Middle East.

Management Commentary

In reporting fiscal year 2024 results, Arqit emphasized messages including increased market awareness of quantum computing and the threat it poses; the Company’s focus on the most actionable revenue opportunities, particularly in telecom and defence vertical markets; alignment of internal processes and resources to meet customer fulfilment and control costs. The first half of fiscal year 2025 has seen the realization of these messages.

The pace of development of quantum computing is accelerating. Significant public and private capital has been invested in development of the technology and the result of that investment is manifesting itself. Since late 2024, leading technology firms such as Microsoft, Google and Amazon have, respectively, announced development of quantum computing chips with advanced computational power. Quantum computer developers such as Rigetti, D-wave and IBM are announcing continual increases in computational power and error correction of their respective computers. While timing of a quantum computer at scale is uncertain, there is no doubt about the resources and effort being put toward that end.

The threat which a quantum computer at scale poses to current cryptographic security is increasingly recognized. Arqit is currently experiencing high levels of inquiry about the Arqit SKA-PlatformTM. Foot traffic at Arqit’s stand at the RSA 2025 Conference in May, the world largest cybersecurity conference, was significant. Technology companies, network operators, enterprises and governments are understanding that Q Day is coming and that cybersecurity enhancements are required. The market is moving toward Arqit with increased pace.

Arqit is focused on pursuing the most actionable opportunities, both vertical markets and specific potential customers, to drive growth in revenue. Operating within the Company’s finite resources, Arqit has made positive headway in converting demonstration and test engagements with telecom network operators and defence organizations into multi-year contracts, as evidenced by announcements of contracts with a Tier 1 telecom network operator and the U.S. DoD. The Company has multiple additional contract opportunities in these key vertical markets moving through the demonstration and test cycle. The Company expects to convert more such opportunities to contracts in this fiscal year.

Beyond telecom networks and defence, other market opportunities include but are not limited to:

●Financial services – security of financial institution infrastructure and trading activity
●Pharmaceutical industry – security of valuable Intellectual property
●Data Centres - confidential computing securing workloads and data across multiple domains

Arqit envisions the application of its symmetric key cryptographic solution across data in process, data in transit and data at rest. The Company has demonstrated capability to provide quantum-safe security for data in all three states. Arqit’s goal is to have monetizable solutions addressing data in each of these states. However, it remains focused on converting actionable opportunities which will result in near term revenue growth.

The Company has realigned personnel to meet its current stage of development. Increases in customer fulfilment and support roles have occurred. Likewise, increasing the number of sales roles has been a hiring emphasis. Driving revenue is important but so too is the efficient fulfilment of executed contracts. Despite growth in personnel in these areas, overall headcount of 72 as of 31 March 2025 was below budgeted headcount of 83 employees. Likewise, monthly operating costs averaged $2.4 million, in line with budgeted costs. Prioritizing the utilization of resources and disciplined cost control remain key objectives of management.

Commenting, Andy Leaver, Chief Executive Officer said: “2025 has been designated by the United Nations as the “International Year of Quantum Science and Technology” in recognition of the role quantum mechanics has played and will play in society. We are seeing the impact, positive and potentially the threat, of quantum physics playing out in real time with the development of quantum computing. Q Day is coming and governments and enterprises need to be prepared to embrace the benefits of quantum computing and safeguard against the threat which it poses.

Arqit’s symmetric key agreement cryptographic solution is increasingly seen as a leading cybersecurity antidote to the quantum threat. Important contract wins in the telecom and defence markets, and recent joint development with leading technology partners of innovative quantum-safe solutions for data networking, mobile communications and confidential computing demonstrate Arqit is at the forefront of radical cryptographic advancement.

We will continue to be focused on driving opportunities through our sales pipeline to grow revenue. The strength of our technology will lead our success, but prioritization, focus and cost control are key to driving value creation for all our stakeholders.”

First Half of Fiscal Year 2025 Financial Highlights

The following is a summary of Arqit’s operating results for the six month period ended 31 March 2025. Comparison is made, where applicable, to the comparable period ended 31 March 2024.

●Generated $67,000 in revenue for the first half of fiscal year 2025 as compared to $119,000 in revenue for the comparable period in 2024. Revenue for the first half of the fiscal period was adversely affected due to end customer delay in commencing activity under a previously announced multi-year contract in the EMEA region. Revenue generation did not commence until late March. The variance between periods was also due to less revenue being recognized under customer contracts as Arqit continues to transition from primarily enterprise sales, for which revenue is recognized upfront, to sales through channel partners for which revenue is recognized over time as services are provided under the contract.
●Revenue from Arqit SKA-PlatformTM platform as a service and Arqit NetworkSecureTM products totalled $52,400. Professional services and maintenance revenue in support of contract activity was $14,500 for the period. For the comparable period in fiscal year 2024, Arqit SKA-PlatformTM platform as a service and Arqit NetworkSecureTM contract revenue totalled $65,000 and professional services and maintenance in support of contract activity was $54,000.
●Arqit SKA-PlatformTM revenue for the period was generated from contracts with 6 customers. For the six months ended 31 March 2024, revenue was generated from contracts with 9 customers.
-Four contracts represented a license for Arqit SKA-PlatformTM as a service. Two such contracts represent multi-year recurring revenue contracts, specifically Arqit’s contract in EMEA and its contract with a tier 1 telecom network operator. Arqit only began recognizing revenue under both contracts immediately before the close of the first half period.
-Two contracts were for Arqit NetworkSecureTM licenses.
-Two contracts for Arqit SKA-PlatformTM as a service have professional services and maintenance contracts attached to them.
●Administrative expenses1 for the first half of fiscal year 2025 were $18 million versus $16.8 million for the comparable period in fiscal year 2024. The variance between periods was due to lower headcount resulting in lower staff expenses and share based compensation and a reduction in property costs as a result of the termination of Arqit’s previous office lease arrangement being more than offset by unfavourable changes in foreign exchange. Arqit’s headcount as of 31 March 2025 was 72 employees as compared to 125 as of 31 March 2024. Administrative expense for the period includes a $1.3 million credit for a non-cash charge associated with share based compensation versus a $293,000 credit for the comparable period in 2024.
●Operating loss for the period was $17.8 million versus a loss of $16.6 million for the first half of fiscal year 2024. The variance in operating loss between periods primarily reflects lower revenue and an increase in administration expenses for the period.

1 Administrative expenses are equivalent to operating expenses.

●Loss before tax from continuing operations for the period was $17.2 million. For the first half of fiscal year 2024, loss before tax from continuing operations was $16.1 million. The variance between periods is primarily due to lower revenue, increased administrative expenses, lower finance income partially offset by lower finance costs.
●As of 31 March 2025, the Company had cash and cash equivalents of $24.8 million.
●During the period, 658,321 restricted share units were granted under Arqit’s equity incentive plan. A total of 1,065,640 restricted share units and 319,757 options, have been granted to employees, officers and directors under the plan up to 31 March 2025.
●In January 2025, Arqit established an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering amount of up to $75.0 million. Arqit issued 1,141,687 shares under the ATM Program during the first half of fiscal year 2025.

Conference Call

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on 22 May, 2025 with the Company’s CEO, Andy Leaver, and CFO, Nick Pointon. A live webcast of the call will be available on the “News & Events” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) supplies a unique symmetric key agreement encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, the Arqit SKA-PlatformTM, uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. In September 2024, Arqit was named as an IDC Innovator for Post-Quantum Cryptography, 2024. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Cyber Defence Product of the Year 2024 and Innovation in Cyber Award 2022, as well as the Cyber Security Awards’ Cyber Security Software Company of the Year Award 2022. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, (viii) market and other conditions, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 5 December 2024 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.